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April 7, 2020

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	Duff & Phelps Select MLP and Midstream Energy Fund Inc.

Dear Ms. Dubey:

Thank you for your telephonic comments on April 6, 2020, regarding the above-referenced fund’s (the “Fund”) Schedule 14A (the “Proxy Statement”). Below, we describe the changes made to the Proxy Statement in response to the Staff’s comments and provide any responses to such comments, as requested. The changes are reflected in the Definitive Schedule 14A being filed concurrently with this letter.

Comment 1.	Please disclose in the Proxy Statement an estimate of the costs of liquidation and dissolution of the Fund.

Response 1.	We have added the requested disclosure.

Comment 2.	In the section describing why the Fund is having a joint meeting with certain other funds, please add disclosure regarding the names of those funds and the fact that they are affiliated with the Fund.

Response 2.	We have added the requested disclosure.

Comment 3.	In the sections discussing the possibility that representatives of the Fund, its service providers, or a proxy solicitation firm may contact shareholders by telephone, please clarify the disclosure to specify those persons who will be authorized to receive telephonic instructions from shareholders.

Response 3.	We have clarified the disclosure to indicate that only representatives of the proxy solicitation firm will receive telephonic instructions from shareholders.

Comment 4.	The disclosure regarding how quorum will be determined appears to have been deleted from the Proxy Statement. Please restore this disclosure.

Response 4.	We have restored the disclosure as requested.

Comment 5.	Please add more references to the fact that the meeting will be attended virtually to those sections of the Proxy Statement that referenced attendance without stating it would be only virtual.

Response 5.	We have added the requested disclosure.

Comment 6.	Please repeat the estimated expenses of the meeting in the section of the Proxy Statement called “Expenses and Proxy Solicitation.”

Response 7.	We have added the requested disclosure.

Securities distributed by VP Distributors, LLC

If you would like to discuss this response in further detail or if you have any questions, please feel free to contact me at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

Vice President, Chief Legal Officer and Secretary

Duff & Phelps Select MLP and Midstream Energy Fund Inc.